UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Board of Directors Approves Election of Directors and Officers

Rio de Janeiro, January 31, 2019—Petróleo Brasileiro S.A.—Petrobras, following up on the Press Releases of 4th, 7th and 14th of January of 2019, reports that its Board of Directors approved the appointments of Admiral Eduardo Bacellar Leal Ferreira as Chairman of the Board of Directors of the company, and João Cox as member of the Board. The appointments will be reviewed at the next Shareholders’ General Meeting.

In addition, the Board approved the appointment of Carlos Alberto Pereira de Oliveira as Chief Exploration and Production Executive Officer, and Rudimar Andreis Lorenzatto as Chief Technology and Production Development Executive Officer.

Eduardo Bacellar Leal Ferreira is a Fleet Admiral and was Commander of the Brazilian Navy until January 2019, therefore reaching the top position of his career. In addition to the Naval School, Leal Ferreira received top-level training at the Naval War School in Brazil and at the Chile Naval War Academy. He was also instructor at the Annapolis Naval Academy in the USA. Prior to being a Commander of the Brazilian Navy, he held several important positions, being Chief of Staff of the Navy and Commander-in-Chief of the Fleet.

João Cox is an economist with a major in petrochemical economics from the University of Oxford, UK. He has a solid career as an executive, having been CEO of Telemig Celular and CEO of Claro, among other prominent positions. Cox has extensive experience as a member of the Board of Directors of several companies, such as Tim Brasil, where he is Chairman of the Board, Tim Participações, Embraer, Linx and Braskem.

Carlos Alberto Pereira de Oliveira holds a degree in Mechanical Engineering from the Military Institute of Engineering, and Business Administration from the Federal University of Rio de Janeiro. He holds a master’s degree in Finance and Investment Analysis from the Pontifical Catholic University of Rio Janeiro. He has been with Petrobras for 38 years and has held several executive positions in the Exploration and Production area linked to the senior management of the Petrobras System companies.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Rudimar Andreis Lorenzatto holds a degree in Civil Engineering from the University of Santa Maria in Rio Grande do Sul, and a MBA from Getúlio Vargas Foundation and other institutions abroad. He has been with Petrobras for more than 30 years, having held multiple management positions in well construction, production operations and subsea systems areas.

The other name already appointed, Nivio Ziviani to hold the position of member of the Board of Directors of the company and Anelise Quintão Lara for the Executive Board of Refining and Natural Gas, are following the internal corporate governance procedures with the conformity and integrity analyzes, necessary to the succession process of the company.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer